THERON RESOURCE GROUP
Flat D-E, 24/F Dragon Centre
79 Wing Hong Street
Kowloon, Hong Kong

August 23, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and Mining

Re:	Theron Resource Group
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed July 31, 2012
Form 10-KT for the Transition Period from June 1, 2012 to December 31, 2012
Filed May 1, 2013
File No. 000-53845

Dear Ms. Jenkins:

            Thank you for your comment letter about re-auditing our financial statements for the years ended May 31, 2012 and 2011 and for the period April 11, 2006 (date of inception) through May 31, 2012 in light of the fact that the PCAOB revoked the registration of Gruber & Co., LLC effective June 27, 2013.

            This is to advise you that Theron Resource Group will re-audit the above-mentioned financial statements to the extent that they are used in a subsequent filing of the Company.

            If you have any questions or comments, please do not hesitate to contact us.

U.S. Securities and Exchange Commission
August 23, 2013

Sincerely,

/s/ Tsang Wing Kin
Chief Executive Officer

cc:	Harold H. Martin, Martin & Pritchett, PA Corey Fischer, Weinberg & Company LA